04015364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Lee Keiger, III (804) 780-2016

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond ... the form displays currently valid OMB co...

OATH OR AFFIRMATION

I, Coleman Wortham III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

My Commission Expires
April 30, 2007

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [√] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash	$	6,390,387	1,928,198
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,358,951	781,206
Receivable from broker-dealers and clearing organizations (note 4)		912,694	772,738
Receivable under securities loan agreements (note 11)		2,124,200	317,000
Receivable from customers (note 5)		63,634,511	71,246,632
Receivable from non-customers (note 5)		2,864,479	2,216,514
Securities purchased under agreements to resell		1,065,000	—
Securities owned (notes 6, 8 and 11):			
Marketable, at market value		12,374,591	16,572,932
Not readily marketable, at estimated fair value		116,055	252,534
Securities pledged to creditors		—	1,304,898
Memberships in exchanges, at adjusted cost (market value $1,500,000 in 2003 and $2,000,000 in 2002)		46,000	46,000
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $9,426,738 in 2003 and $8,586,560 in 2002)		1,664,182	2,123,706
Note receivable from member (note 7)		98,872	98,872
Prepaid expenses and other assets		5,067,107	5,160,441
	$	97,717,031	102,821,673
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	23,165,000	38,565,000
Drafts payable		9,871,832	7,352,141
Members' distribution payable		4,637,424	3,100,564
Payable to broker-dealers and clearing organizations (note 4)		1,902,086	3,327,075
Payable under securities loan agreements (note 11)		—	1,304,898
Obligation to return borrowed securities (note 11)		2,124,200	317,000
Payable to customers (note 5)		21,839,865	14,846,232
Payable to non-customers (note 5)		37,113	20,710
Securities sold, not yet purchased, at market value (note 6)		389,330	109,897
Accounts payable, accrued expenses and other liabilities		6,623,544	7,431,900
		70,590,394	76,375,417
Members' interest		27,126,637	26,446,256
Commitments and contingent liabilities (notes 6, 9, 11, 12 and 13)			
	$	97,717,031	102,821,673

See accompanying notes to consolidated financial statements.